December 17, 2008

Via EDGAR and FedEx

Mr. Larry Spirgel
Mail Stop 3720
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Somerset International Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarters ended March 31 and June 30, 2008
File No. 000-10854

Dear Mr. Spirgel:

We represent Somerset International Group, Inc. (“Somerset” or the “Company”).  We are in receipt of your comment letter dated November 4, 2008 regarding the above referenced filings.  As requested in your letter, we are providing responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Annual Report filed on Form 10-K for the year ended December 31, 2007

Note 2 - Significant Accounting Policies

K. Revenue Recognition, page F-10

1.
SEC Staff Comment #1 – We note that your two operating subsidiaries, Meadowlands and Fire Control, specialize in the "distribution, sale, installation, and maintenance of fire and security equipment and systems that include fire detection, video surveillance, and burglar alarm equipment."  It appears that these activities involve revenue arrangements with multiple deliverables.  Tell us how you considered and applied the guidance in E1TF 00-21.

Answer:      The Company believes that it has three separate and distinct arrangements (e.g. equipment, installation and maintenance) and therefore EITF 00-21 (e.g. because there are no multiple deliverables within each of these three individual arrangements) - does not apply and existing GAAP for these three distinct revenue arrangements should be applied.

The analysis for each stream is as follows:

Equipment:
The pricing for the delivery of equipment to the customer’s site is established separately on a purchase order (there is no master contract) and the purchase order is signed by the customer.  The purchase order states that payment is due when the equipment is delivered to the customer’s location.  This arrangement is standalone.  The Company is not obligated to provide any other deliverable under this portion of the purchase order.  The Company’s installation services, if applicable, comes later in the process and they have nothing to do (e.g. obligations, performance requirements, etc.) with the electrical installation.  As an example of this, if the customer never has the electrical work performed; the Company obviously can’t provide their installation or maintenance services but the customer is responsible to pay for the equipment.

Conclusion: The sale of equipment is a stand alone revenue arrangement.  The Company’s accounting policy is to recognize the revenue when the equipment is shipped.  The Company believes that the four basic criteria of revenue recognition have been met for this arrangement.

Installation:
The separate pricing for installation services, if applicable, is established on the same purchase order as the equipment.  However, using the same purchase order is done for the sake of customer convenience rather than to evidence any type of multiple arrangements.  The pricing for each type of installation service is written separately on the purchase order.  The primary installation services are the final connections to the electrical and the individual testing of the equipment pieces.  All of these installation services are done after the customer contracted and supervised electrical work is completed.

Conclusion:  The providing of installation services is a stand alone revenue arrangement.  The Company’s accounting policy is to recognize the revenue as the respective installation services are provided.  Furthermore, no deferred revenue typically results from the providing of these installation services.  The Company believes that the four basic criteria of revenue recognition have been met for this arrangement.

Maintenance:
These are separately priced contracts that are entered into with a customer typically after the installation services are performed.  Maintenance services are not bundled into any other service.  These maintenance services are recognized as revenues at the end of the month for which the services have been provided. These services are billed at the end of the month after the service is provided or if provided through a contractual arrangement then pre-billed for the defined periods, i.e. quarterly, semi-annual, or annual. Deferred Revenue on the Company’s balance sheet results primarily the pre-billing of these services and prior to their recognition as revenue.

Conclusion: The providing of maintenance services is a stand alone revenue arrangement.  The Company’s accounting policy is to recognize revenue as the services are provided to the customer.   These services are billed at the end of the month after the service is provided or if provided through a contractual arrangement then pre-billed for the defined periods, i.e. quarterly, semi-annual, or annual. Deferred Revenue on the Company’s balance sheet results primarily the pre-billing of these services and prior to their recognition as revenue. The Company believes that the four basic criteria of revenue recognition have been met for this arrangement at the time that a transaction is recorded as revenue.

2.
SEC Staff Comment #2– You disclose that equipment sales are recognized "when the equipment is delivered."  Describe for us the nature and extent of the activities required to install the equipment.  In your response, discuss how you considered and applied the guidance in SAB 104 in determining your revenue recognition policy.

Answer: The Company believes that it has three different arrangements (e.g. equipment, installation and maintenance) and therefore conforms to SAB 104.  The companies’ primary customers are electrical or general contractors who install the electrical wiring to which the companies products are connected.  In some cases, the companies connect the equipment and in other cases the contractor connects the equipment and the companies test and program the equipment.  In addition to the equipment explanation in the Answer to Staff Comment #1 above, it should be noted that the customer does not have any right to return the equipment and there is no deferred or conditional payment arrangement.  In addition, there is evidence that an arrangement exists, the price is fixed, and collectability is reasonably assured.

3.	SEC Staff Comment #3 – Tell us whether there is any difference in the operations of the two operating subsidiaries you acquired in 2007.

Answer:    There is no difference in the operations of the three operating subsidiaries (Meadowlands had common ownership of two companies, both of which were purchased by the Company and are referred to collectively as Meadowlands) that we acquired in 2007.  The only difference has to do with the different manufacturers of the products that they distribute, but all products are similar.  One subsidiary distributes only Siemens products, another distributes only Honeywell products, and the third distributes other manufacturers’ fire safety products.  They all have the same type of customers for their products and services and the same method of distribution and servicing.  The products and services are the same – life safety – provided by different manufacturers.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN